UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 26, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 26, 2017, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held an annual general meeting of shareholders (the “Annual General Meeting”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Earnings distribution plan for fiscal year 2016;

(2)	Amendments to the Company’s Articles of Incorporation;

(3)	Company’s business report and fiscal year 2016 financial statements;

(4)	Amendments to the Company’s Operational Procedures for Acquisition and Disposal of Assets;

(5)	Distribution plan of cash to shareholders from capital surplus; and

(6)	Approval of release from the restrictions of directors from engaging in competitive activities in accordance with Article 209 of Taiwan’s Company Act.

For each of matters (1) to (6) the resolutions approved were those proposed by the Board of Directors to the shareholders in the 2017 Annual Shareholders’ Meeting Handbook, a copy of which is attached as Exhibit 99.6 to the Form 6-K (File No. 001-37928) of the Company, filed on April 25, 2017.

On matter (6), the Annual General Meeting resolved that (i) the non-compete restriction on Shih-Jye Cheng, the Company’s chairman to the Board of Directors, to concurrently serve as the vice chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD., which engages in assembly and testing, and processing services for semiconductors (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services, and sales of its own products, and (ii) the non-compete restriction on Wen-Ching Lin, the Company’s director, to concurrently serve as the chairman of Yann Yuan Investment Co., Ltd., be released in accordance with Article 209 of Taiwan’s Company Act. Under Paragraph 1, Article 209 of Taiwan’s Company Act, a director who engages in businesses on behalf of another person that is within the scope of the company’s business shall explain to the shareholders’ meeting the essential contents of such an act and obtain the approval of the shareholders’ meeting.